SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2021	Commission File Number: 001-33526

NEPTUNE WELLNESS SOLUTIONS INC.

(Translation of Registrant’s name into English)

545 Promenade du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit(s) hereto are hereby incorporated by reference into the Registration Statements on Form S-8 (File No. 333-189884 and No. 333-182617) of Neptune Wellness Solutions Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

Date: November 4, 2021	By:	/s/ Randy Weaver
	Name:	Randy Weaver
	Title:	Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Change of Auditors dated September 23, 2021

99.2	Notice of Change of Auditors dated October 22, 2021

99.3	Letter dated September 28, 2021 from Ernst & Young LLP (the former auditor)

99.4	Letter dated October 25, 2021 from KPMG LLP (the successor auditor)